UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

       Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                            BellaVista Capital, Inc.
                            (Name of Subject Company)

                            BellaVista Capital, Inc.
                     (Name(s) of Person(s) Filing Statement)

                                  Common Stock
                         (Title of Class of Securities)

                                      None
                      (CUSP Number of Class of Securities)

                            Michael Rider, President
                            BellaVista Capital, Inc.
                          420 Florence Street Suite 200
                               Palo Alto, CA 94301
                                 (650) 328-3060

                                    Copy to:

                                 Paul Derenthal
                           Derenthal & Dannhauser LLP
                            One Post Street Suite 575
                             San Francisco, CA 94104
                                 (650) 328-3060


 (Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of the person(s) filing statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is BellaVista Capital, Inc., a Maryland corporation (the "Company"). The address of the principal executive office of the Company is 420 Florence Street Suite 200, Palo Alto, California 94301. The Company's telephone number at that address is (650) 328-3060.

     The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $0.01 per share (the "Shares"). The number of Shares outstanding as of March 31, 2007 was 14,266,108.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     This Schedule 14D-9 is being filed by the Company. The name, address and telephone number of the Company are set forth in Item 1 above.

     This Schedule 14D-9 relates to a tender offer (the "MPF Offer") dated June 5, 2006 by MPF-NY 2007, LLC; MPF DeWaay Fund 3, LLC; MPF Income Fund 22, LLC; Sutter Opportunity Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; ePlanning Opportunity Fund, LP; MPF DeWaay Fund 5, LLC; MP Income Fund 16, LLC; MP Falcon Fund, LLC; MPF Special Fund 8, LLC; and MPF Special Fund 9, LLC (collectively, "MPF") to purchase up to 750,000 Shares at a purchase price equal to $2.25 per Share, less the amount of any dividends declared or made with respect to the Shares between June 5, 2007 and July 9, 2007 or a later date to which the MPF Offer may be extended, upon the terms and subject to the conditions set forth in an MPF Offer to Purchase dated June 5, 2007.

     As set forth in MPF's Schedule TO filed with the Securities and Exchange Commission (the "SEC") on June 5, 2007, the principal executive offices of MPF are located at 1640 School Street, Moraga, California 94556.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Not applicable.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     The Company's Board of Directors (the "Board") has reviewed and carefully considered the MPF Offer and has concluded that the consideration provided by the MPF Offer is inadequate to the shareholders of the Company. The MPF Offer is the fifth in a sequential series of tender offers (four prior offers have been made, in June and October, 2005, and April and October 2006, respectively). All have been made at prices which are significantly below what the Company has estimated to be the net realizable value of its assets. The $2.25 per Share offer price is the same price per Share as offered by MPF in June 2005, while the value of the Company's assets has increased each year since that date. There is no market for the Shares and there can be no assurance as to when or whether the Shareholders will realize amounts equal to the estimated asset values for the Shares. As the Company announced that it did not intend to make any redemptions through at least the end of 2008, the MPF tender offers, including the current MPF Offer, have provided the only significant opportunity for liquidity to the Shareholders during the past two years. While the Board believes that the prices offered by MPF have been substantially below the value of the Shares, they have nevertheless concluded that it will be in the best interest of the Company and its Shareholders to make a competing offer to acquire up to 750,000 Shares at a price of $2.40 per Share (the "Company Offer"). Though the Company Offer price is also substantially below the estimated asset value per Share, the Company recognizes that some Shareholders may have a pressing need or desire to liquidate their Shares at this time. The Company believes that it is in the best interest of the Company and its Shareholders to provide these Shareholders an opportunity to liquidate at a price in excess of the MPF Offer price.

     The Board unanimously recommends that shareholders reject the MPF Offer and not tender their Shares. Shareholders are urged to carefully consider the factors set forth herein and the information set forth in the Letter to the Shareholders, dated as of June 8, 2007, a copy of which is attached hereto as Exhibit (a)(1) and incorporated herein by reference. The Board remains neutral with respect to the Company Offer and does not make any recommendation as to whether you should tender or refrain from tendering your shares in response to the Company Offer.

     No member of the Board and none of the Company's executive officers, affiliates or subsidiaries intends to tender or sell any Shares in the MPF Offer or the Company Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Not applicable.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     On June 4, 2007, the Company negotiated a settlement and release of certain claims against the Company and certain of its current and former officers and directors made by a holder of 6,000 Shares. The settlement included, among other terms, the repurchase of the 6,000 Shares held by the shareholder at $3.62 per share for a purchase price of $21,720, and the dismissal with prejudice of the claims of the shareholder included in the complaint served on the Company in April 2006.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

     The information set forth in the Letter to the Shareholders, dated as of June 8, 2007, a copy of which is attached hereto as Exhibit (a)(1) and incorporated herein by reference.

ITEM 9.  EXHIBITS.

         (a)(1)  Letter to Shareholders dated June 8, 2007.

         (e)      Not applicable.

         (g)      Not applicable.





                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   June 8, 2007                       BellaVista Capital, Inc

                                            /s/ MICHAEL RIDER
                                            ---------------------------
                                            Name:    Michael Rider
                                            Title:   President